Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:  cdunham@Dynasil.com

      Dynasil Announces Second Quarter Fiscal Year 2007 Results

WEST BERLIN, N.J. - May 14, 2007 - Dynasil Corporation of America (OTCBB: DYSL.OB), announced results of operations for the quarter ended March 31, 2007. Dynasil is a manufacturer of photonic products including optical materials, components, coatings and specialized sub-systems. We fabricate optical blanks from synthetic fused silica and other optical materials for the laser, semi-conductor, aerospace and optical instrument industries. Through our subsidiary, Optometrics Corporation, we are a worldwide supplier of optical components including diffraction gratings, thin film filters, laser optics, monochromators, and specialized optical sub-systems. On October 2, 2006, we acquired 100% of the stock of Evaporated Metal Films Corporation ("EMF") in Ithaca, NY. EMF provides optical thin-film coatings for a broad range of application markets including display systems, optical instruments, satellite communications and lighting. This is the second quarter that includes EMF.

Revenues for the quarter ended March 31, 2007 were $3,003,216, an increase of 80% over revenues of $1,665,496 for the quarter ended March 31, 2006. The net profit for the quarter ended March 31, 2007 was $112,229, or a positive $.02 per share, compared with a net profit of $81,881, or $.02 per share, for the quarter ended March 31, 2006. Excluding the impact of the EMF acquisition and $11,366 of stock option expense, revenues for our historical businesses were up 39% and net income was up 208% from $81,881 to $251,866 compared to the three months ended March 31, 2006. Strong revenue growth combined with continued process improvements drove those significant gains. As anticipated, transitional and process improvement costs resulted in a loss at EMF for its second quarter with Dynasil. The EMF loss offset the substantial improvements in our historical businesses. Management is clearly focused on the EMF initiatives required to show continued improvement in 2007 and to deliver profitable results for fiscal year 2008. During Quarter 2, we significantly improved manufacturing yields and reduced downtime as we develop the disciplined processes required for EMF to consistently execute with strong quality, service, and cost performance.

Revenues for the 6 months ended March 31, 2007 were $5,539,512, an increase of 72% over revenues of $3,213,536 for the 6 months ended March 31, 2006. The net profit for the 6 months ended March 31, 2007 was $135,128, or $0.02 per share, compared with a net profit of $107,306, or $0.02 per share, for the 6 months ended March 31, 2006. Excluding the impact of the EMF acquisition and $11,366 of stock option expense, revenues for our historical businesses were up 31% and net income was up 256% from $107,306 to $381,866 compared to the six months ended March 31, 2006.

 "We are pleased with the second quarter net income increases of 208% for our historical business and we are showing progress at EMF. We have a very clear focus on the EMF improvements required to make it profitable." said Craig T. Dunham, President and CEO. "Achieving 39% organic growth and the EMF operational improvements are important milestones towards executing our strategy of profitable growth in our photonic businesses."

About Dynasil: Founded in 1960, Dynasil is a manufacturer of photonic products including optical materials, components, coatings and specialized sub-systems.

This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets
 (Unaudited)




                                      March  31    September 30
                                         2007          2006
                                      ---------     ---------

              ASSETS

Current assets
   Cash and cash equivalents           $259,559      $352,139
   Accounts receivable                1,474,833     1,086,394
   Inventories                        1,417,054     1,131,648
   Deferred tax asset                    87,400        61,500
    Other current assets                187,180       128,957
                                      ---------     ---------
    Total current assets              3,426,026     2,760,638

Property, plant and equipment, net    2,374,227       626,790

Other assets                             87,687        78,812
                                      ---------     ---------
      Total Assets                   $5,887,940    $3,466,240
                                      =========     =========

  LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
    Note payable to bank- Line of      $407,251      $190,000
       credit
   Current portion of long-term          98,906        72,482
       debt
   Accounts payable                     436,590       390,110
   Accrued expenses and other           551,451       368,977
      current liabilities
                                      ---------     ---------
      Total current liabilities       1,494,198     1,021,569

Long-term debt, net                   1,594,095       593,889

Stockholders' Equity                  2,799,647     1,850,782
                                      ---------     ---------
Total Liabilities and                $5,887,940    $3,466,240
Stockholders' Equity                  =========     =========


DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
                                   Three Months Ended      Six Months Ended
                                        March 31             March 31
                                   2007       2006        2007       2006
                               ----------   ---------    ---------   ---------

Sales                          $3,003,216  $1,665,496   $5,539,512  $3,213,536

Cost of Sales                   2,144,767   1,072,295    4,028,630   2,142,192
                               ----------   ---------    ---------   ---------
Gross Profit                      858,449     593,201    1,510,882   1,071,344

Selling, general and              715,962     486,640    1,321,429     913,298
administrative
                               ----------   ---------    ---------   ---------
Income from Operations            142,487     106,561      189,453     158,046

Interest expense - net            (18,672)    (18,709)     (33,670)    (39,244)
                               ----------   ---------    ---------   ---------
Income before Income Taxes        123,815      87,852      155,783     118,802

Income Taxes                      (11,586)     (5,971)     (20,655)    (11,496)
                               ----------   ---------    ---------   ---------
Net Income                     $  112,229   $  81,881    $ 135,128   $ 107,306
                               ==========   =========    =========   =========
Net Income (Loss) per share
   Basic                          $0.02       $0.02        $0.02        $0.02
   Diluted                        $0.02       $0.01        $0.01        $0.01